UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.    )*

Royalty Pharma plc
(Name of Issuer)

Class A Ordinary Shares
(Title of Class of Securities)

G7709Q104
(CUSIP Number)

Juan Francisco Mendez, Esq.
Simpson Thacher & Bartlett LLP
425 Lexington Avenue
New York, New York 10017
(212) 455-2000
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 18, 2020
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G7709Q104
1	NAMES OF REPORTING PERSONS
M. Germano Giuliani

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Switzerland and of the United Kingdom

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
12,554,660

	8	SHARED VOTING POWER
50,000

	9	SOLE DISPOSITIVE POWER
12,554,660

	10	SHARED DISPOSITIVE POWER
50,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
12,604,660

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
3.4%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

CUSIP No. G7709Q104
1	NAMES OF REPORTING PERSONS
Skyeline Management Ltd

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
9,077,140

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
9,077,140

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
9,077,140

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
2.5%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

CUSIP No. G7709Q104
1	NAMES OF REPORTING PERSONS
Avara Management Ltd

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
12,554,660

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
12,554,660

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
12,554,660

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
3.4%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

CUSIP No. G7709Q104
1	NAMES OF REPORTING PERSONS
Nogra Group SICAF SIF MGG Strategic

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Luxembourg

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
23,390,000

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
23,390,000

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
23,390,000

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
6.4%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

CUSIP No. G7709Q104
1	NAMES OF REPORTING PERSONS
Nogra Group SICAF SIF GG Strategic

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Luxembourg

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
22,926,170

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
22,926,170

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
22,926,170

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
6.3%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

CUSIP No. G7709Q104
1	NAMES OF REPORTING PERSONS
Nogra Group SICAF - SIF S.A.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Luxembourg

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
46,316,170

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
46,316,170

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
46,316,170

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
12.7%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

CUSIP No. G7709Q104
1	NAMES OF REPORTING PERSONS
GISEV Trustees Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Guernsey

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
46,316,170

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
46,316,170

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
46,316,170

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
12.7%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

CUSIP No. G7709Q104
1	NAMES OF REPORTING PERSONS
Achille G. Severgnini

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Italy

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
46,316,170

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
46,316,170

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
46,316,170

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
12.7%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

Item 1.	Security and Issuer

This Schedule 13D relates to the Class A Ordinary Shares, par value $0.0001 per share (“Class A Shares”) of Royalty Pharma plc, a company formed under the jurisdictions of England and Wales (the “Issuer”). The address of the principal executive office of the Issuer is 110 East 59th Street, New York, New York 10022.

Item 2.	Identity and Background

(a)-(b), (f) This Schedule 13D is being filed by the following (each a “Reporting Person” and collectively, the “Reporting Persons”):

(i)	M. Germano Giuliani, a citizen of Switzerland and the United Kingdom;
(ii)	Skyeline Management Ltd, a company formed under the laws of the British Virgin Islands (“Skyeline”);
(iii)	Avara Management Ltd., a company formed under the laws of the British Virgin Islands (“Avara”);
(iv)	Nogra Group SICAF SIF MGG Strategic, a Luxembourg company (“MGG Strategic”);
(v)	Nogra Group SICAF SIF GG Strategic, a Luxembourg company (“GG Strategic”, and together with MGG Strategic, the “Nogra Funds”);
(vi)	Nogra Group SICAF - SIF S.A., a Luxembourg company (“Nogra Group”);
(vii)	GISEV Trustees Limited, a company formed under the laws of the Island of Guernsey (“GISEV Trustees”); and
(viii)	Achille G. Severgnini, a citizen of Italy.

The principal business address of each of Mr. Giuliani, Skyeline, Avara and Mr. Severgnini is c/o GISEV Family Office SA, Contrada di Sassello 2, 6900 Lugano, Switzerland.  The principal business address of each of MGG Strategic, GG Strategic and Nogra Group is c/o Nogra Group SICAF-SIF S.A., 18 Avenue de la Porte Neuve, L-2227 Luxembourg.  The principal business address of GISEV Trustees Limited is Trafalgar Court, 3rd Floor, Les Banques, St. Peter Port, Guernsey GY1 2JA.

Information regarding each director and executive officer of certain of the Reporting Persons is set forth on Schedule I attached hereto.

(c)          The principal business of Mr. Giuliani is being an entrepreneur.  He was previously chief financial officer, chairman and chief executive officer of Giuliani SpA.

The principal business of each of Skyeline, Avara and the Nogra Funds is the holding of securities. The principal business of Nogra Group is being a closed-end investment entity that manages and administers the Nogra Funds.

The principal business of GISEV Trustees is a trust company that serves as trustee of trusts.

The principal business of Mr. Severgnini is serving as a director of GISEV Family Office SA.

(d)          During the last five years, none of the Reporting Persons or, to the best knowledge of the Reporting Persons, any of the other persons set forth on Schedule I attached hereto, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)          During the last five years, none of the Reporting Persons or, to the best knowledge of the Reporting Persons, any of the other persons set forth on Schedule I attached hereto, has been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

Pursuant to an exchange offer transaction that was consummated on February 11, 2020, indirect investors in Royalty Pharma Investments, an Irish Unit Trust (“Old RPI”) were offered the opportunity to exchange their indirect investments in Old RPI for limited partnership interests in RPI US Partners 2019, LP and RPI International Holdings 2019, LP (“RPI Intl. Holdings”, and together with RPI US Partners 2019, LP, the “Continuing Investors Partnerships”).  Pursuant to such exchange offer, (a) Skyeline received 978,514 limited partnership interests (“RPI Intl. LP Interests”) in RPI Intl. Holdings (of which 70,800 RPI Intl. LP Interests are subject to the forfeiture conditions described below), (b) Avara received 349,784 RPI Intl. LP Interests (of which 2,032 RPI Intl. LP Interests are subject to the forfeiture conditions described below), (c) MGG Strategic received 2,521,438 RPI Intl. LP Interests (of which 182,438 RPI Intl. LP Interests are subject to the forfeiture conditions described below), and (d) GG Strategic received 2,471,438 RPI Intl. LP Interests (of which 178,821 RPI Intl. LP Interests are subject to the forfeiture conditions described below).

On June 15, 2020, in connection with a reorganization prior to the closing of the Issuer’s initial public offering, the holders of RPI Intl. LP Interests acquired beneficial ownership of Class B Interests in RPI Intl. Holdings and the entitlement to indirect rights to exchange such Class B Interests for Class A Shares, subject to the forfeiture provisions described herein.  The reorganization involved the exchange of interests in Royalty Pharma Investments 2019 ICAV held by RPI US Partners 2019, LP and RPI Intl. Holdings for interests in Royalty Pharma Holdings Ltd. (“Holdings Ltd.”).  The reorganization and the acquisition of these exchange rights occurred on June 15, 2020.

A portion of the RPI Intl. LP Interests described above are subject to forfeiture if and when the Class A Shares attain a 20-trading day volume weighted average price of $32.30 or more after December 15, 2020 and on or before December 15, 2023.  The amount of this forfeiture scales linearly from 0% at $20.51 per share to 100% at $32.30 per share.

After the reorganization, each RPI Intl. LP Interest represents a right to direct RPI Intl. Holdings as to the voting of ten Class B ordinary shares, $0.000001 par value per share, of the Issuer (“Class B Shares”), and to receive a distribution of ten Class B Interests in Holdings Ltd. at any time and for no additional value, and shall not expire until so converted.  Each Class B Interest in Holdings Ltd. so distributed will be exchanged upon such distribution for one Class A Share for no additional value, and an equivalent number of Class B Shares registered in the name of RPI Intl. Holdings will be re-designated into Issuer deferred shares.  Each Class B Share has no economic value and entitles the holder to one vote per share.

On June 18, 2020, the following RPI Intl. LP Interests were exchanged for ten Class B Interests in Holdings Ltd., which were then exchanged for Class A Shares as follows: (A) Skyeline exchanged 907,714 RPI Intl. LP Interests ultimately for 9,077,140 Class A Shares, (B) Avara exchanged 347,752 RPI Intl. LP Interests ultimately for 3,477,520 Class A Shares, (C) MGG Strategic exchanged 2,339,999 RPI Intl. LP Interests ultimately for 23,390,000 Class A Shares, and (D) GG Strategic exchanged 2,292,617 RPI Intl. LP Interests ultimately for 22,926,170 Class A Shares.

The Class A Shares and Class B Shares vote together as a single class on all matters submitted to a vote of shareholders, except as otherwise required by applicable law, with each share entitled to one vote.

On June 18, 2020, the spouse of M. Germano Giuliani purchased 50,000 Class A Shares for $28.00 per share in a directed share program in connection with the Issuer's initial public offering.  These purchases were made with personal funds.

Item 4.	Purpose of Transaction

The information set forth in Items 3 and 6 of this Schedule 13D is incorporated by reference in its entirety into this Item 4.

The Reporting Persons own the securities reported herein for investment purposes.  Subject to the agreements described herein, the Reporting Persons intend to review on a continuing basis their investment in the Issuer and may from time to time increase or decrease their investment in the Issuer depending upon the price and availability of the Issuer’s securities, subsequent developments affecting the Issuer, the Issuer’s business and prospects, other investment and business opportunities available to the Reporting Persons, general stock market and economic conditions, tax considerations and other factors.

M. Germano Giuliani serves as a member of the board of directors of the Issuer (the “Board”) and, in such capacity, may have influence over the corporate activities of the Issuer, including activities which may relate to items described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Other than as described above, none of the Reporting Persons currently has any plans or proposals that relate to, or may result in, any of the matters listed in subparagraphs (a) through (j) of Item 4 of Schedule 13D (although the Reporting Persons reserve the right to develop alone, or with others, such plans or proposals).

Item 5.	Interest in Securities of the Issuer

(a) and (b)  The percentage of beneficial ownership in this Schedule 13D is based on an aggregate of 365,827,805 Class A Shares outstanding upon the closing of the Issuer’s initial public offering on June 18, 2020, as reported in the Issuer’s prospectus on Form 424B4 filed on June 18, 2020, plus takes into account the number of Class A Shares underlying RPI Intl. LP Interests beneficially owned by the Reporting Persons, as applicable.

The aggregate number and percentage of shares of Class A Shares beneficially owned by each Reporting Person and, for each Reporting Person, the number of shares as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition are set forth on rows 7 through 11 and row 13 of the cover pages of this Schedule 13D and are incorporated herein by reference.

As of the date hereof: (a) Skyeline directly holds 9,077,140 Class A Shares, (b) Avara directly holds 2,477,520 Class A Shares, (c) MGG Strategic directly holds 23,390,000 Class A Shares, (d) GG Strategic directly holds 22,926,170 Class A Shares, and (e) the spouse of M. Germano Giuliani directly holds 50,000 Class A Shares over which Mr. Giuliani may be deemed to have shared beneficial ownership.

Collectively, the Reporting Persons may be deemed to beneficially own an aggregate of 58,920,830 Class A Shares, representing beneficial ownership over 16.1% of the outstanding Class A Shares.

Skyeline is wholly-owned by Avara. Avara is wholly-owned by M. Germano Giuliani.

The Nogra Funds are sub-funds managed and administered by Nogra Group. A board of directors consisting of Giammaria Giuliani, Achille G. Severgnini, Marco Sterzi and Franco Toscano has voting and dispositive power over the securities managed by Nogra Group. Each member of the board disclaims beneficial ownership over such shares. Nogra Group is owned by the GG Trust, of which Giammaria Giuliani is the beneficiary, and the MGG Trust (together with the GG Trust, the “Trusts”), of which M. Germano Giuliani, the brother of Giammaria Giuliani, is the beneficiary. The GG Trust is the 100% economic owner of the shares held by GG Strategic, and the MGG Trust is the 100% economic owner of the shares held by MGG Strategic. Each of Giammaria Giuliani and M. Germano Giuliani disclaim beneficial ownership over the shares beneficially owned by the Nogra Funds.

The trustee of each of the Trusts is GISEV Trustees. The protector of each of the Trusts is Achille G. Severgnini, who has the power to remove and replace the trustee of each the Trusts.

The above excludes the following RPI Intl. LP Interests that will be exchangeable for additional Class A Shares if not forfeited on or before December 15, 2023 pursuant to the forfeiture provisions described herein: (A) Skyeline directly holds 70,800 RPI Intl. LP Interests that will be exchangeable for an additional 708,000 Class A Shares subject to the forfeiture provisions described herein, (B) Avara directly holds 2,032 RPI Intl. LP Interests that will be exchangeable for an additional 20,320 Class A Shares subject to the forfeiture provisions described herein, (c) MGG Strategic directly holds 182,438 RPI Intl. LP Interests that will be exchangeable for an additional 1,824,380 Class A Shares subject to the forfeiture provisions described herein, and (d) GG Strategic directly holds 178,821 RPI Intl. LP Interests that will be exchangeable for an additional 1,788,210 Class A Shares subject to the forfeiture provisions described herein.

Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that any Reporting Person is the beneficial owner of the Class A Shares referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose and each of the Reporting Persons expressly disclaims beneficial ownership of such Class A Shares and any assertion or presumption that it or he and the other persons on whose behalf this statement is filed constitute a “group.”

(c)          Except as set forth in this Schedule 13D, none of the Reporting Persons has effected any transactions in the Class A Shares during the past 60 days.

(d)          To the best knowledge of the Reporting Persons, no one other than the Reporting Persons, or the partners, members, beneficiaries, affiliates or shareholders of the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Class A Common Stock reported herein.

(e)          Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information provided or incorporated by reference in Items 3, 4 and 5 is hereby incorporated by reference herein.

Registration Rights Agreements

Pursuant to the terms of a registration rights agreement, dated as of June 18, 2020 (the “Registration Rights Agreement”), entered into by and among the Issuer and certain shareholders of the Issuer, including M. Germano Giuliani, the Issuer agreed to provide such shareholders with unlimited piggyback and twice annual demand registration rights.

Exchange Agreement

Pursuant to the terms of an exchange agreement, dated as of June 16, 2020 (the “Exchange Agreement”), entered into by and among the Issuer, the Continuing Investors Partnerships, Holdings Ltd. and other parties thereto, subject to the terms of the lock-up agreements described below, the Continuing Investors Partnerships, including RPI Intl. Holdings, will, upon instruction of any of its partners from time to time following the consummation of the Issuer’s initial public offering, distribute the Class B Interests in Holdings Ltd. held on behalf of such partner that are subject to such instruction, which will then be exchanged for Class A Shares, and an equivalent number of Class B Shares registered in the name of the relevant Continuing Investors Partnership will be re-designated into Issuer deferred shares.

Director Appointment Agreement

Pursuant to the terms of a director appointment agreement, dated as of June 9, 2020, by and between the Issuer and M. Germano Giuliani (the “Director Appointment Agreement”), if and so long as (a) the ordinary shares of the Issuer owned by M. Germano Giuliani and his affiliates represent at least 5% of the outstanding ordinary shares (on an aggregate basis treating the Class A Shares and Class B Shares of the Issuer as a single class) and (b) M. Germano Giuliani maintains voting control over at least 5% of the outstanding ordinary shares (on an aggregate basis treating the Class A Shares and Class B Shares of the Issuer as a single class), then M. Germano Giuliani, subject to the approval of the Issuer’s nominating and corporate governance committee and applicable law, will be re-nominated as part of the Issuer’s slate of directors at its next two annual meetings following the Issuer’s initial public offering. Such nomination commitment is subject to M. Germano Giuliani’s agreement, on behalf of himself and his controlled affiliates, that for so long as he serves on the Board, he will (i) vote all ordinary shares of the Issuer owned or controlled by him and his affiliates in favor of the Issuer’s slate of directors, (ii) comply with customary public company standstill provisions and (iii) refrain from making transfers of ordinary shares of the Issuer to any purchaser who, following such transfer, would own 5% or more of the outstanding ordinary shares of the Issuer.

Lock-Up Arrangement

M. Germano Giuliani, as a director of the Issuer, entered into a lock-up agreement with the underwriters of the Issuer’s initial public offering (the “Lock-up Agreement”), pursuant to which Mr. Giuliani has agreed, subject to certain exceptions, not to offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, or enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of any Class A Shares or any securities convertible into or exercisable or exchangeable for Class A Shares for a period of 180 days after June 15, 2020, without the prior written consent of J.P. Morgan Securities LLC and Morgan Stanley & Co. LLC.

During the 180 day period after June 15, 2020, holders of RPI Intl. LP Interests will be restricted from transferring Class A Shares as a result of the foregoing lock-up arrangements and the terms of the Exchange Agreement. In addition, during the lockup-period such holders are prohibited by the terms of the Continuing Investors Partnerships limited partnership agreements from offering, pledging, selling, contracting to sell, selling any option or contract to purchase, purchasing any option or contract to sell, granting any option, right or warrant to purchase, or otherwise transferring or disposing of, directly or indirectly, or entering into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of any Class A Shares or any securities convertible into or exercisable or exchangeable for Class A Shares.

The description of the Registration Rights Agreement, Director Appointment Agreement, Exchange Agreement and Lock-up Agreement contained in this Item 6 are not intended to be complete and are qualified in their entirety by reference to such agreements, which are filed as exhibits hereto and incorporated by reference herein.

Item 7.	Material to be Filed as Exhibits

Exhibit A	Joint Filing Agreement, dated as of June 29, 2020, by and among the Reporting Persons (filed herewith).

Exhibit B	Registration Rights Agreement (incorporated by reference to Exhibits 10.4 to the Issuer’s Current Report on Form 8-K filed on June 19, 2020).

Exhibit C	Director Appointment Agreement (incorporated by reference to Exhibit 10.6 to the Issuer’s Registration Statement on Form S-1/A filed on June 11, 2020).

Exhibit D	Exchange Agreement (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed on June 19, 2020).

Exhibit E	Form of Lock-up Agreement (incorporated by reference to Exhibit D to Exhibit 1.1 to the Issuer’s Registration Statement on Form S-1/A filed on June 8, 2020).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 29, 2020

MARIO GERMANO GIULIANI

	By:	/s/ Mario Germano Giuliani
Name:	Mario Germano Giuliani

SKYELINE MANAGEMENT LTD
By: GISEV Family Office SA, Corporate Director

By:	/s/ Achille G. Severgnini
Name:	Achille G. Severgnini
Title:	Director

AVARA MANAGEMENT LTD
By: GISEV Family Office SA, Corporate Director

By:	/s/ Achille G. Severgnini
Name:	Achille G. Severgnini
Title:	Director

NOGRA GROUP SICAF SIF MGG STRATEGIC

By:	/s/ Achille G. Severgnini
Name:	Achille G. Severgnini
Title:	Director

By:	/s/ Giammaria Giuliani
Name:	Giammaria Giuliani
Title:	Director

NOGRA GROUP SICAF SIF GG STRATEGIC

By:	/s/ Achille G. Severgnini
Name:	Achille G. Severgnini
Title:	Director

By:	/s/ Giammaria Giuliani
Name:	Giammaria Giuliani
Title:	Director

NOGRA GROUP SICAF - SIF S.A.

By:	/s/ Achille G. Severgnini
Name:	Achille G. Severgnini
Title:	Director

By:	/s/ Giammaria Giuliani
Name:	Giammaria Giuliani
Title:	Director

GISEV TRUSTEES LIMITED

By:	/s/ Charlotte Julie Bates
Name:	Charlotte Julie Bates
Title:	Director

ACHILLE G. SEVERGNINI

By:	/s/ Achille G. Severgnini
Name:	Achille G. Severgnini

SCHEDULE I

Nogra Group SICAF - SIF S.A.

Name of Director	Principal Business Address	Principal Occupation	Citizenship
Giammaria Giuliani	c/o GISEV Family Office SA Contrada di Sassello 2, 6900 Lugano, Switzerland	Chairman of Nogra Group SICAF - SIF S.A.	Switzerland
Achille G. Severgnini	c/o GISEV Family Office SA Contrada di Sassello 2, 6900 Lugano, Switzerland	Director of Nogra Group SICAF - SIF S.A.	Italy
Marco Sterzi	18 Avenue de la Porte Neuve, L-2227 Luxembourg	Director of Nogra Group SICAF - SIF S.A.	Italy
Franco Toscano	18 Avenue de la Porte Neuve, L-2227 Luxembourg	Director of Nogra Group SICAF - SIF S.A.	Italy

Skyeline Management Ltd

Name of Director	Principal Business Address	Principal Occupation	Citizenship
GISEV Family Office SA	Contrada di Sassello 2, 6900 Lugano, Switzerland	A family office	Switzerland

Avara Management Ltd

Name of Director	Principal Business Address	Principal Occupation	Citizenship
GISEV Family Office SA	Contrada di Sassello 2, 6900 Lugano, Switzerland	A family office	Switzerland

Nogra Group SICAF SIF MGG Strategic

Name of Director	Principal Business Address	Principal Occupation	Citizenship
Giammaria Giuliani	c/o GISEV Family Office SA Contrada di Sassello 2, 6900 Lugano, Switzerland	Chairman of Nogra Group SICAF - SIF S.A.	Switzerland
Achille G. Severgnini	c/o GISEV Family Office SA Contrada di Sassello 2, 6900 Lugano, Switzerland	Director of Nogra Group SICAF - SIF S.A.	Italy
Marco Sterzi	18 Avenue de la Porte Neuve, L-2227 Luxembourg	Director of Nogra Group SICAF - SIF S.A.	Italy
Franco Toscano	18 Avenue de la Porte Neuve, L-2227 Luxembourg	Director of Nogra Group SICAF - SIF S.A.	Italy

Nogra Group SICAF SIF GG Strategic

Name of Director	Principal Business Address	Principal Occupation	Citizenship
Giammaria Giuliani	c/o GISEV Family Office SA Contrada di Sassello 2, 6900 Lugano, Switzerland	Chairman of Nogra Group SICAF - SIF S.A.	Switzerland
Achille G. Severgnini	c/o GISEV Family Office SA Contrada di Sassello 2, 6900 Lugano, Switzerland	Director of Nogra Group SICAF - SIF S.A.	Italy
Marco Sterzi	18 Avenue de la Porte Neuve, L-2227 Luxembourg	Director of Nogra Group SICAF - SIF S.A.	Italy
Franco Toscano	18 Avenue de la Porte Neuve, L-2227 Luxembourg	Director of Nogra Group SICAF - SIF S.A.	Italy

GISEV Trustees Limited

Name of Director	Principal Business Address	Principal Occupation	Citizenship
Charlotte Julie Bates	Trafalgar Court, 3rd Floor, Les Banques, St. Peter Port, Guernsey GY1 2JA	Director of GISEV Trustees Limited	United Kingdom
John Decker Bristow	1807 Libbie Avenue, Richmond, VA 23226	Director of GISEV Trustees Limited	United States
Alasdair Cross	Trafalgar Court, 3rd Floor, Les Banques, St. Peter Port, Guernsey GY1 2JA	Director of GISEV Trustees Limited	United Kingdom
Karen Higgins	Trafalgar Court, 3rd Floor, Les Banques, St. Peter Port, Guernsey GY1 2JA	Director of GISEV Trustees Limited	United Kingdom
Jay Hortenstine McDowell	430 Park Avenue, New York, NY 10022	Director of GISEV Trustees Limited	United States